1775 I Street,N.W. Washington, DC 20006-2401
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

June 19, 2012

VIA EDGAR

Chad Eskildsen

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”)
File Nos. 811-05028

Dear Mr. Eskildsen:

In an April 18, 2012 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Amendment No. 292 (“Amendment 292”) to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on March 6, 2012. Amendment 292 was filed to register the Private Account Portfolio Series: PIMCO Short-Term Floating NAV Portfolio III, a new series of the Registrant (the “Portfolio”). A summary of the Staff’s comment, along with the Registrant’s response, is set forth below.

Offering Memorandum

Comment 1: The Investment Restrictions—Fundamental Investment Restrictions section of the Offering Memorandum states, “[i]n the case of privately issued mortgage-related securities, or any asset-backed securities, the Trust takes the position that such securities do not represent interests in any particular ‘industry’ or group of industries.” Revise this sentence as it is inconsistent with the Staff’s view that such securities are part of the same industry or group of industries to which the underlying asset(s) belong (i.e., the asset(s) backing the privately issued mortgage-related or asset-backed security).

Response: The Registrant notes that the Staff has previously given this comment to the Registrant’s Post-Effective Amendment No. 174, as filed on May 27, 2010, and Post-Effective Amendment No. 200, as filed on June 1, 2011. The Staff has also given this comment to several other post-effective amendments filed by the Registrant and other PIMCO-advised registrants.

US     Austin     Boston     Charlotte     Hartford     Los Angeles     New York     Orange County     Philadelphia     Princeton

San Francisco     Silicon Valley     Washington DC     EUROPE     Brussels     Dublin     Frankfurt     London     Luxembourg

Moscow     Munich     Paris     ASIA     Beijing     Hong Kong

Chad Eskildsen
June 19, 2012

The Registrant’s response is substantively similar to the response provided to the comment on Post-Effective Amendment No. 174,1 as supplemented by subsequent letters from PIMCO to the Staff.

With respect to privately issued mortgage-related securities (“Private MBS”), the Registrant takes the position that such securities do not represent interests in any particular “industry” or group of industries. Accordingly, the Registrant takes the position that the Portfolio may invest more or less than 25% of the Portfolio’s assets in Private MBS from time to time without violating the Portfolio’s fundamental investment restriction to not concentrate in any industry. Unlike other series of the Registrant and other PIMCO-advised open-end registered investment companies, the Registrant’s Private Account Portfolio Series, including the Portfolio, have not adopted an internal operating policy limiting such portfolios’ investments in residential Private MBS and commercial Private MBS to a maximum 25% of each portfolio’s assets, respectively.

*                          *                         *

In addition to this comment, you requested that the Registrant make certain representations concerning Amendment 292 and the response being made to the comment received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comment. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	J. Stephen King, Jr., Pacific Investment Management Company LLC
Ryan Leshaw, Pacific Investment Management Company LLC
Dino Capasso, Pacific Investment Management Company LLC
Brendan C. Fox, Dechert LLP

[1]	See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 174 (July 26, 2010).

EXHIBIT

PIMCO Funds

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

June 19, 2012

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”) (File Nos. 811-05028)

In connection with a response being made on behalf of the Registrant to the comment provided with respect to Amendment No. 292 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on March 6, 2012 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Brendan C. Fox at (202) 261-3381 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow
Vice President

cc:	Brendan C. Fox
Adam T. Teufel
J. Stephen King, Jr.
Ryan Leshaw
Dino Capasso